Translation for information purposes only
Exhibit 4.8.
COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE- VERITAS
Société Anonyme with a share capital of 54,447,070 euros
Registered office: Tour Maine Montparnasse, 33 avenue du Maine, 75015 Paris
ParisTrade and Company Register No.: 969 202 241
FREE SHARE ALLOCATION
GENERAL REGULATIONS
Board of Directors’ Meeting of March 23, 2007

1	Framework of the free share allocation

1.1	Context and general principle of free share allocation

The purpose of these rules is to manage the free share allocation scheme implemented for the benefit of certain of the staff members and executive management of Compagnie Générale de Géophysique — Veritas (hereinafter “CGG VERITAS” or the “Company”) and of Affiliated Companies[1] (hereinafter the “Beneficiaries”).

This regulation allows the Beneficiaries to receive one or several free shares of CGG VERITAS (the “Allocation”), whose stock is currently listed on the Eurolist compartment A of Euronext-Paris (hereinafter the “CGG VERITAS Shares”) under the terms stated by the regulation of the Autorité des Marchés Financiers (French Securities Commission).

The CGG VERITAS Shares are effectively allocated only at the later of those two dates: either March 23, 2009 or the date of the general meeting of shareholders convened to approve the 2008 financial statements (hereinafter the “Allocation Period”), provided that the allocation conditions and criteria established by the Board of Directors are observed on that allocation date. During the Allocation Period, the Beneficiaries are not the owners of the CGG VERITAS Shares. The Beneficiaries can become the owners of the CGG VERITAS Shares only after the final allocation thereof, at the end of the Allocation Period (hereafter the “Final Allocation”). The date of the Final Allocation marks the starting point of the retention period of two years during which the Beneficiaries are formally forbidden to sell the CGG VERITAS Shares allocated to them (hereinafter the “Retention Period”).

Beneficiaries are reminded that the change in the price of the CGG VERITAS Shares and, consequently, the acquisition capital gain and the potential sale capital gain obtained through the sale of said CGG VERITAS Shares at the end of the Retention Period, will largely depend on the Company’s performance and especially on its financial results. The Beneficiaries are thus linked with the Company’s performance through the change in share value.

The financial benefit obtained through the Allocation of CGG VERITAS free Shares is related to a special tax and social contribution advantage (see paragraph 6 below). Beneficiaries should find out the tax status that applies to them on the relevant date.

1.2	Please note that, if need be, this Allocation of CGG VERITAS Shares is an offer reserved to the Beneficiaries restrictively designated by the Board of Directors and consequently does not represent an offer made to the public.

Nothing in this plan forms part of the contract of employment of a Beneficiary. The rights and obligations arising from the employment relationship between the Beneficiary and the Company or its Affiliated Companies are separate from, and are not affected by, this

[1]	“Affiliated Companies” means any company or economic interest group which has a direct or indirect affiliation with the Company:

- a company or economic interest group in which the Company owns, directly or indirectly, at least 10% of the capital or voting rights;

- a company or economic interest group which owns, directly or indirectly, at least 10% of the capital or voting rights of the Company;

- a company or economic interest group in which at least 50% of the capital or voting rights are owned, directly or indirectly, by a company that owns, directly or indirectly, at least 50% of the capital or voting rights of the Company.

plan. Participation in the regulation does not create any right to, or expectation of, continued employment.
1.3	Legal framework

This regulation to allocate CGG VERITAS Shares is subject to the French legal and regulatory provisions in effect on the date hereof, that govern free share allocation schemes, namely articles L.225-197-1 et seq. of the commercial code and articles 212-4 and 212-5 of the general regulation of the Autorité des Marchés Financiers.

1.4	Authorisation of the Extraordinary Shareholders’ Meeting of May 11, 2006

Pursuant to these provisions, the Company’s Extraordinary Shareholders’ Meeting held on 11 May, 2006 adopted a nineteenth resolution authorizing the Board of Directors to proceed with the Allocation of free CGG VERITAS Shares for the benefit of the employees of CGG VERITAS and/or of the Affiliated Companies within the meaning of article L225-197-2 of the commercial code or of certain categories of the latter, as well as for the benefit of the officers and directors of the Company and of the Affiliated Companies, defined by the law under the terms of article L 225-197-1 et seq. of the commercial code.

1.5	Decision to grant free shares

1.5.1	The Board of Directors, which may, at any time, within the limits of the authorisation granted to it by the Extraordinary Shareholders’ Meeting, decide to grant free shares to one or several Beneficiaries, decided on March 23, 2007 to allocate CGG VERITAS Shares to the Beneficiaries under the terms and conditions described in this plan. This Allocation decision represents the starting date of the Allocation Period.

1.5.2	The Beneficiaries of the Allocation that has been conducted pursuant to this plan need not make any payment to the Company.

1.5.3	Individual ceiling: no CGG VERITAS Share can be freely allocated to the staff members, employees or executive managers (Chairman of the Board of Directors, managing director, deputy managing director or Chief Executive Officer) who own more than 10% of the share capital of the Company or who would own more than 10% of the share capital after the Allocation.

1.6	Indicative schedule for the operation

March 23, 2007	Board of Directors’ Decision

March 23, 2009	Final Allocation of CGG VERITAS Shares

March 23, 2011	Expiration of the Retention Period of CGG VERITAS Shares
allocated
This schedule is purely indicative and is based on the assumption that the CGG annual general meeting convened to approve the 2008 financial statements is held before March 23, 2009. If this is not the case, the date of the Final Allocation shall be the date of such shareholder’s meeting. The Retention Period shall consequently expire two years after the date of such meeting.

2	Characteristics of the free Allocation of CGG VERITAS Shares

2.1	Maximum number of CGG VERITAS Shares to be allocated

The CGG VERITAS Shares freely allocated to the Beneficiaries will either be new shares to be issued, or existing shares owned by the Company.

Pursuant to the nineteenth resolution approved by the extraordinary shareholders’ meeting held on May 11, 2006, the total number of CGG VERITAS Shares allocated to Beneficiaries may not exceed 1% of the share capital existing on the date on which the Board of Directors decides to allocate the Shares, subject to the adjustments provided in section 7 and in Appendix 1. In this scope, on March 23, 2007, the Board of Directors decided to allocate 81,750 CGG VERITAS Shares.

2.2	Potential capital increase as a result of the allocation decision of the Board of Directors on March 23, 2007.

In case of a free share allocation of 81,750 CGG VERITAS shares performed entirely through an issue of new CGG VERITAS Shares, the nominal amount of the resulting capital increase would be 163,500 euros (before any adjustments)

In case of an allocation performed entirely through an issue of new CGG VERITAS Shares, the Board of Directors has decided to debit 163,500 euros from the “Other reserves” account or any other available reserve account and allocate it to a special reserve account. This amount corresponds to the par value of the shares to be issued.

2.3	Allocation of CGG VERITAS Shares and commitment of the Beneficiaries

The Board of Directors’ decision to freely allocate CGG VERITAS Shares represents an irrevocable commitment of the Company in favour of the Beneficiaries.

Beneficiaries will be individually notified of the Allocation by the Chairman acting through a Board of Directors’ delegation.

Eligible Beneficiaries will be informed of the special conditions applicable to the free Allocation of CGG VERITAS Shares by letter, sent to their home address or delivered to them by hand, which will state:
-	the number of CGG VERITAS free Shares freely allocated to them;

-	the term of the Allocation Period;

-	the term of the Retention Period;

-	the conditions and criteria which need to be satisfied for the Allocation to become final at the end of the Allocation Period;

-	any other obligation concerning them;

-	the general terms and conditions of the regulation;

-	their right to accept or refuse the free Allocation of CGG VERITAS Shares through a receipt confirmation form or a receipt refusal form that must be returned to the Company at the latest by June 15 ,2007, to which a second form will be attached, containing a commitment to observe the Retention Period.
A copy of this plan will be attached thereto.

Beneficiaries will have to inform the Company of their choice (acceptance or refusal) with respect to the Allocation of CGG VERITAS free Shares, by returning to the Company, before June 15, 2007, at their option:
-	the receipt confirmation form, amounting to formal acceptance of all terms and conditions of this plan and commitment to observe the Retention Period;

-	the refusal confirmation form duly completed and signed.

Should they fail to respond by June 15, 2007, they will be deemed to have accepted.
3	Conditions for the Free Allocation of CGG VERITAS Shares and Beneficiaries’ rights during the Allocation Period

3.1	Duration of the Allocation Period

Beneficiaries will take advantage of the Final Allocation of CGG VERITAS Shares and become the owners of the free CGG VERITAS Shares after the expiration of the Allocation Period as of the later of those two dates: either March 23, 2009 or the date of the general meeting of shareholders convened to approve the 2008 financial statements, and subject to presence condition set forth in paragraphs 3.2.1. being met and the Board of Directors’ finding that the performance conditions mentioned in paragraph 3.2.2 have been met.

3.2	General conditions and final allocation criteria

The free Allocation of CGG VERITAS Shares to Beneficiaries will become final only on the date mentioned above and subject to:
-	the observance of the presence conditions mentioned below;

-	the fulfilment of the performance conditions mentioned below.
3.2.1	Presence conditions

3.2.1.1	Employee, or officer (mandataire social) of the Group

The free Allocation of CGG VERITAS Shares to Beneficiaries is strictly related to a persons capacity as employee or officer of CGG VERITAS or of the Affiliated Companies of CGG VERITAS (CGG VERITAS and the Affiliated Companies of CGG VERITAS are jointly designated hereafter as the “Group”).

The Final Allocation of free CGG VERITAS Shares is consequently reserved for any Beneficiary (employee or officer) designated during the initial Allocation, linked to CGG VERITAS or to an Affiliated Company through an employment contract or a corporate appointment in effect on the Final Allocation date.

In case of termination of the employment contract or corporate appointment of the Beneficiary, for any reason whatsoever, effective before the end of the Allocation Period, the Beneficiary will lose any right to the Final Allocation of the CGG VERITAS Shares.

3.2.1.2	Exceptions
•	Notwithstanding the provisions of paragraph 3.2.1 (a) above, should the loss of the capacity of an employee or officer of the Group during the Allocation Period be due to one of the following reasons, the CGG VERITAS free Shares allocated will be treated as follows:

•	Retirement or early retirement: Beneficiaries retain their right to the CGG VERITAS Shares, even though they are no longer bound by an employment contract, but they remain subject to the other conditions of this plan.

•	Death: pursuant to the provisions of article L.225-197-3 of the commercial code, the successors or beneficiaries (ayant-droits) of the Beneficiaries, may, if they so desire, request the Allocation of CGG VERITAS Shares within six months of the date of death.

Upon the expiration of this six (6) month-term, the successors or beneficiaries of the Beneficiary will definitively lose the right to request the Allocation of CGG VERITAS Shares.

In any case, the Final Allocation of CGG VERITAS Shares will take place only upon the expiration of the Allocation Period, subject to the observance of the collective performance conditions.

•	2nd and 3rd category disability, within the meaning of article L.341-4 of the Social Security code: Beneficiaries may preserve their right to the free Allocation of CGG VERITAS Shares, but they will remain subject to the other conditions of this plan.

•	An Affiliated Company leaving the Group, if the Beneficiary is the employee or officer of such company: the benefit of the right to the free Allocation of CGG VERITAS Shares is maintained by the Beneficiary, but will be subject to the other terms and conditions of this plan.

•	Termination for economic reasons: the Beneficiaries keep the benefit of the right to the free Allocation of CGG VERITAS Shares, but they will be subject to the other conditions of this plan.
3.2.2	Performance conditions

In addition to fulfilling the presence condition set forth in paragraph 3.2.1, the free Allocation of CGG VERITAS Shares shall become final provided the performance conditions set forth below are complied with. Such performance conditions shall be determined under constant accounting principles. The fulfilment of each of these performance conditions will entitle each Beneficiary to be allocated on a final basis half of the number initially allocated to such Beneficiary for each performance condition fulfilled.

3.2.2.1 Achievement of an annual consolidated average net earning per share of €8.60 for the fiscal years ended on December 31, 2007 and 2008 (the “Period”)

The fulfilment of such condition shall be determined on the basis of the consolidated financial statements of each fiscal year of the Period as approved by the Annual General Meeting of Shareholders.

The net earning per share shall be calculated for each fiscal year of the Period by dividing net consolidated income attributable to shareholders by the weighted average number of shares outstanding over each fiscal year of the Period. Net earning per share over the Period shall be the average net earning per share of both fiscal years of the Period calculated as described above.

This condition may be revised in case of a stock-split or reverse stock-split of CGG VERITAS Shares.

3.2.1.1	Achievement of an average operating income over the Period (the “Operating income”) at the Group level, or the Services segment level taking into account whether the beneficiary belongs to the Western or the Eastern Hemisphere, or the Products segment level depending on the sector to which each beneficiary is assigned

The Operating income shall be determined at Group level, Services segment level taking into account whether the beneficiary belongs to the Western or the Eastern Hemisphere, or Products segment level (hereinafter collectively the “Sectors” and individually the “Sector”), depending on the Sector to which each Beneficiary respectively belongs.

The Sector to which any beneficiary belongs shall be determined as of the date of this plan, i.e. March 23, 2007.

The Operating income to be achieved for each Sector shall be:
•	U.S.$ 621 million at Group level

•	U.S.$ 258 million at Products segment level

•	U.S.$ 436 million at Services segment level (including Argas contribution) and within the Services segment:
-	Eastern Hemisphere : U.S.$183 million (including Argas contribution);

-	Western Hemisphere : U.S.$282 million.
The fulfilment of these conditions for the beneficiaries belonging to the Support services or the products lines of the Services segment shall be determined on the basis of the average operating income achieved by the Services (including Argas contribution) segment over the Period
The fulfilment of these conditions for the beneficiaries belonging to the Western Hemisphere shall be determined on the basis of:
-	50% the average operating income achieved by the Services (including Argas contribution) segment over the Period; and

-	50% of the average operating income achieved by the Western Hemisphere.
The fulfilment of these conditions for the beneficiaries belonging to the Eastern Hemisphere shall be determined on the basis of :
-	50% the average operating income achieved by the Services (including Argas contribution) segment over the Period; and

-	50% of the average operating income achieved by the Eastern Hemisphere (including Argas contribution).
The fulfilment of such conditions shall be determined on the basis of the consolidated financial statements of each fiscal year of the Period as approved by the Annual General Meeting of Shareholders.
The Operating income over the Period shall be equal to the average of the operating income achieved over the two fiscal years of the Period.
The Operating income is expressed in US dollars based on the exchange rate of U.S.$1.30 for 1€ used for the budget. The fulfilment of the above condition shall be determined on the basis of the audited operating income disclosed in € and converted into US dollar by using the average exchange rate used by the consolidation department to determine the revenues in US dollar.
3.2.1.2	Determination of the fulfilment of the performance conditions and consequence on Final Allocation of the CGG VERITAS free Shares.

The Allotment of the portion of the CGG VERITAS free Shares corresponding to the fulfilment of each performance condition shall be final, subject to fulfilment of the presence condition provided by paragraph 3.2.2, upon fulfilment of 100% or more of such performance condition.

In the event either performance condition is not a 100% or more fulfilled but is fulfilled by at least two-thirds, the corresponding portion of the CGG VERITAS Shares corresponding to the fulfilment of such condition shall be calculated on a prorata basis, on a linear scale decreasing from a 100% to 50%. (see example in Appendix 2). If the CGG VERITAS Shares are not a whole number, their numbers shall be rounded down to the nearest whole number.

In the event one performance condition is not fulfilled up to two-thirds, the corresponding portion of the CGG VERITAS Shares corresponding to the fulfilment of such condition shall not be allocated. Should both performance conditions not be fulfilled up to two-thirds, no CGG VERITAS Shares will be allocated.

3.2.1.3	Change of perimeter further to one or several external growth transactions

In the event of a change of perimeter further to one or several external growth transactions (acquisition of companies or assets, merger, asset contribution from third parties) resulting in an increase of the revenues greater than 25% over the Period, the CGG VERITAS Shares shall be finally allocated to each Beneficiary upon fulfilment of the performance condition set forth in paragraph 3.2.1 only and of the presence conditions set forth in paragraph 3.2.1.

3.3	Delivery of CGG VERITAS Shares

At the end of the Allocation Period, i.e. on March 23, 2009 (or at such date as mentioned in paragraph 3.1.), the Company, subject to the Beneficiary’s observance of the acquisitions conditions and criteria established by the Board, will transfer to the Beneficiary the number of CGG VERITAS Shares established by the Board according to the formula mentioned below.

The Beneficiary becomes the owner of the CGG VERITAS Shares and thus a shareholder, but is obliged to keep the CGG VERITAS Shares during the Retention period established by the Board.

4	Rights and obligations attached to the CGG VERITAS Shares finally allocated during the Retention Period

4.1	Type and category of CGG VERITAS Shares allocated

The CGG VERITAS Shares will entitle a Beneficiary, as of the Final Allocation, to all the rights attached to the common stock that comprises the share capital of CGG VERITAS on the date this plan is established, except for the special case of dividends described in paragraph 4.2.2 below.

4.2	Right attached to the CGG VERITAS Shares allocated.

4.2.1	They will be subject to all the provisions of the by-laws and to the decisions of the Shareholders’ Meeting.

4.2.2	Despite the restriction on transfer of the CGG VERITAS Shares (as indicated in paragraph 4.3), the Beneficiary of a Final Allocation can, during the Retention Period, exercise, like any other Beneficiary, the rights attached to the Shares allocated, and in particular:
-	the pre-emptive subscription right;

-	the information right;

-	the right to participate in the shareholders’ meetings;

-	the right to vote;

-	the right to dividends and potential non-appropriated reserves, if any,
The CGG VERITAS Shares allocated after the decision to distribute dividends taken by the shareholders’ meeting approving the financial statements for year N will carry rights to dividends only as of the date of the decision to distribute dividends taken by the shareholders’ meeting approving the financial statements closed in year N+1.
4.2.3	Each new share carries rights to the ownership of corporate assets, distribution of profits, and liquidation premium in proportion to the share capital that it represents, taking into account, if applicable, the amortized and non-amortized or paid-up and non-paid-up capital, the par value of the shares and the rights of shares of different categories.

4.3	Non-transferability of CGG VERITAS Shares during the Retention Period

The CGG VERITAS Shares shall be non-transferable prior to the expiration of the Retention Period, i.e. until March 23, 2009 (or such date as is set out in paragraph 3.1).

Each Beneficiary undertakes to retain such shares and may not convert them to bearer form for a period of two years after the CGG VERITAS Shares have been effectively allocated at the conclusion of the Allocation Period, i.e., until March 23, 2009 (or such date as is mentioned in paragraph 3.1).

Therefore, the Beneficiary may not transfer, assign (by any means, including in case of public offering contribution, donation, company contribution, etc.) or convert to bearer shares the allocated CGG VERITAS Shares until after the expiration of the retention term set forth above.

4.4	Form of the allocated CGG VERITAS Shares

The new CGG VERITAS Shares must be registered in an account opened, in the name of their owner, in the registers of the Company with a specific indication of their non-transferability; such registration to be performed in accordance with the terms and conditions stipulated by all regulatory and legal provisions in effect.

4.5	Listing of the CGG VERITAS Shares

The new CGG VERITAS Shares issued for the purposes of this plan shall be included in a combined application for admission trading on Eurolist by Euronext Paris.

They shall be traded on the same line as the existing CGG VERITAS Shares at the conclusion of the Retention Period.

5	CGG VERITAS Shares after the Retention Period

After the Retention period, the CGG VERITAS Shares shall become available and the Beneficiary shall be able to transfer them freely.

However, since these shares are listed for trading on a regulated market and in order to avoid any insider trading risk, the CGG VERITAS Shares cannot be transferred during any “blackout period” as set forth below pursuant to section L. 225-197-1, I, paragraph 3 of the French Commerce Code:
-	Within ten trading sessions preceding and following the date on which the Company’s annual consolidated financial statements are published;

-	Within a period from the date on which the corporate bodies of the Company became aware of information that, if it were disclosed, could have a negative effect on the price of the stock of the Company, and the date ten stock exchange trading sessions following when such information was disclosed.
6	Tax treatment applicable to Beneficiaries who are French residents

This presentation of tax treatments is provided for informational purposes. It corresponds to the French legislation in effect as at the date when this plan was issued. The Beneficiary shall note that as at the date hereof, the French tax administration had not yet commented on the tax treatment laid down by the law.

The Beneficiary shall be responsible for learning about any amendments to the applicable tax treatment.

6.1	Capital gain from the acquisition

The capital gain from the acquisition, which is equal to the value of the CGG VERITAS Shares as at the date of the Final Allocation, shall be taxed at a flat rate of 30%.

The Beneficiary may however elect to have the capital gain from the acquisition taxed as income in accordance with the regulations applicable to salaries and wages.

The capital gain from the acquisition shall then be subject to social security contributions at a total effective rate currently set at 11% (“Social Security Contributions”), i.e., a 8.2% generalized social security contribution (“CSG”), a 0.5% social security deficit contribution (“CRDS”), a 2% social security contribution, and a 0.3% supplemental social security contribution.

The capital gain from the acquisition shall be taxed in the year in which the CGG VERITAS Shares were sold.

6.2	Capital gain on the disposal

The capital gain on the disposal, which corresponds to the difference between the disposal price of CGG VERITAS Shares and their value as at the Final Allocation date shall be taxed in accordance with the general tax treatment of capital gains on the disposal of marketable securities at the total effective rate currently set at 27% (or 16% plus Social Security Contributions at 11%).

The capital gain on disposals shall only be taxed if the Beneficiary and the Beneficiary’s tax unit have realized disposals of marketable securities for an amount exceeding a threshold currently set at €20,000 in the course of the calendar year in question.

Any capital losses on disposals shall be chargeable to the capital gains on the disposal of other marketable securities realized by the taxpayer for the same year and the ten years thereafter.

6.3	Wealth tax

Subject to comments from the tax administration, the CGG VERITAS Shares should, as at their Final Allocation, be included in the basis for the calculation of the wealth tax.

7	Preservation of Beneficiaries’ rights in case of financial transactions

Whenever the Company wishes to perform, in the course of the Allocation Period, any financial transactions affecting the number and value of the CGG VERITAS Shares (as determined by reference to its market price at the opening of trading as of March 23, 2007), it shall take all necessary measures in order to preserve the rights of the Beneficiaries by adjusting the number of CGG VERITAS Shares that could be freely allocated to them at the conclusion of the Allocation Period in accordance with the methods listed below.

These measures are comparable to those provided by the laws and regulations pertaining to the protection of the rights of Beneficiaries of stock purchase or subscription options.

Such adjustment shall be made with a view to making equivalent, to the nearest hundredth of a share, the value of the CGG VERITAS Shares that shall be allocated after the execution of the envisaged transaction and the value of the CGG VERITAS Shares allocated prior to the execution of the transaction. If the CGG VERITAS Shares are not a whole number, their number shall be rounded down to the nearest whole number.

Should the Company perform a transaction requiring that the rights of the Beneficiaries be preserved, the Company shall inform the Beneficiaries thereof by registered mail no later than the day prior to the beginning of such transaction. After each adjustment, the new number of allocated CGG VERITAS Shares shall be communicated to the Beneficiaries by registered mail.

In case of adjustment, the Board of Directors of the Company shall report on the calculation details and results for such adjustment in its next annual report.

Should the Company perform transactions for which an adjustment has not been performed under this paragraph and should subsequent legislation or regulations set forth an adjustment, the Company shall perform such adjustment in accordance with applicable legal or regulatory provisions and with the practices in this matter on the main market on which the Company’s shares are listed for trading.

The calculation methods applicable to such adjustment, if any, based on the type of transaction concerned are presented in Appendix 1.

8	Reduction of beneficiaries’ rights in case of a capital decrease due to losses

In case of a capital decrease due to losses realized by a decrease either in the par value of CGG VERITAS Shares or in the number thereof, the rights of the Beneficiaries shall be reduced accordingly as if the Beneficiaries had been shareholders prior to the date on which the capital decrease became final.

9	Amendment of this plan and of the individual terms and interpretation

This plan may be amended by the Board of Directors if new legislation would have an unfavourable impact on the Company or on the Company’s financial statements or would increase the cost of such a plan for the Company.

Subject to the scenarios set forth in the paragraph above, no amendment that could affect the rights of the Beneficiaries may be made to this plan.

Furthermore, the Board of Directors is responsible for interpreting the provisions of this plan, as needed.

This plan shall prevail in case of conflict of interpretation between the letter with the announcement of the free issue and the plan itself.

Appendix 1
Adjustment methods for financial transactions
affecting the rights of the Beneficiaries
The following adjustments shall be made should CGG VERITAS perform a financial transaction such as those listed below except if the law, as it may be amended, should set forth a different adjustment mechanism in which case the latter shall prevail:
(a)	Should shares of stock carrying pre-emptive subscription rights be issued, the new number of CGG VERITAS Shares that could be allocated to each Beneficiary at the conclusion of the Allocation Period shall be equal to the product of the number of CGG VERITAS Shares allocated prior to the beginning of the transaction and the following adjustment factor:

1 +	Value of the pre-emptive subscription right Value of the CGG VERITAS Share after the pre-
emptive subscription right has been detached
For the calculation of this adjustment factor, the value of the pre-emptive subscription right and the value of the CGG VERITAS Share after the pre-emptive subscription right has been detached shall be determined based on the average of the prices quoted on the market during all the trading sessions included in the subscription period.
(b)	In case of a free allocation of CGG VERITAS Shares to shareholders, the new number of CGG VERITAS Shares that could be allocated to each Beneficiary at the conclusion of the Allocation Period shall be equal to the product of the number of CGG VERITAS Shares allocated prior to the beginning of this transaction and the following adjustment factor:

1 +	Number of Shares to which each old CGG VERITAS Shares are entitled
(c)	In case of distribution of reserves or premiums, in cash or in kind, the new number of CGG VERITAS Shares that could be allocated to each Beneficiary at the end of the Allocation Period shall be equal to the product of the number of CGG VERITAS Shares allocated prior to the beginning of the transaction and the following adjustment factor:

1/ [1 — (amount per CGG VERITAS distribution shares
/ CGG VERITAS Share value prior to the distribution)]

For the calculation of this adjustment factor, the value of the CGG VERITAS Shares prior to the distribution shall be equal to the weighted average price of the last three trading sessions preceding such distribution.
Example:
Thus, if the value of a CGG VERITAS Share prior to the distribution was equal to 100, the distribution of reserves or premiums of 15 would lead to the adjustment of the number (N) of CGG VERITAS Shares that are part of the free allocation by multiplying it by 1/ [1-(15/100)] = 1.176. Globally, the result would offset the impairment of the free CGG VERITAS Shares as a result of the distribution since: N x 100 = N x 1.17 x (100-15 = 85).
(d)	Should an amendment be made to profit appropriation, the new number of CGG VERITAS Shares that could be allocated to each Beneficiary at the conclusion of the Allocation Period shall be equal to the product of the number of CGG VERITAS Shares allocated prior to the beginning of the transaction and the following adjustment factor:

1/ [1 —((decrease in the right to dividends per share /
value of the CGG VERITAS Share prior to this
amendment)]
For the calculation of this adjustment factor, the value of the CGG VERITAS Shares prior to the amendment shall be equal to the weighted average price of the last three trading sessions preceding such amendment.
(e)	In case of repayment of capital, the new number of CGG VERITAS Shares that could be allocated to each Beneficiary at the conclusion of the Allocation Period shall be equal to the product of the number of CGG VERITAS Shares allocated prior to the beginning of the transaction and the following adjustment factor:

1/ [1- (amount per CGG VERITAS Shares for the 1/1 — repayment / value of the CGG VERITAS share prior to the repayment)]

For the calculation of this adjustment factor, the value of the CGG VERITAS Shares prior to the repayment shall be equal to the weighted average price of the last three trading sessions preceding such repayment.

(f)	In case of the consolidation of the Company into another company or in case of a merger with one or more other companies to form a new company or in case of a spin-off, the Beneficiaries may exercise their rights in the company resulting from such merger or in the company or companies resulting from such spin-off.

The new number of CGG VERITAS Shares that could be allocated to each Beneficiary at the end of the Allocation Period shall be determined by adjusting the number of CGG VERITAS Shares planned for allocation prior to the beginning of the transaction in light of the exchange ratio of CGG VERITAS Shares against the CGG VERITAS Shares of the consolidating company or against the Shares of the company or companies resulting from the spin-off.

Such company or companies would have subrogated as of right the Company in its obligations to the Beneficiaries, namely for the application of the provisions of this paragraph intended to preserve the rights of the Beneficiaries in case of financial transactions.

(g)	Should the Company purchase its own Shares at an acquisition price exceeding the stock market price, the new number of CGG VERITAS Shares that could be allocated to each Beneficiary at the conclusion of the Allocation Period shall be equal to the product of the number of CGG VERITAS Shares allocated prior to the beginning of the transaction and the following adjustment factor:

1 + Pc % x	Acquisition price — Share Value Share Value
For the calculation of this adjustment factor, the value of the CGG VERITAS Shares shall be equal to the weighted average price of the last three trading sessions preceding the acquisition or the acquisition right where “Pc%” means percentage acquired capital.
(h)	In case of a reverse stock split of CGG VERITAS Shares, the new number of CGG VERITAS Shares that could be allocated to each Beneficiary at the conclusion of the Allocation Period shall be equal to the product of the number of CGG VERITAS Shares allocated prior to the beginning of the transaction and the following adjustment factor:

Number of CGG VERITAS Shares comprised in
the capital after the reverse split Number of CGG VERITAS Shares comprised in the capital prior to the reverse split
(i)	In case of an increase of the par value of CGG VERITAS Shares, the par value of the CGG VERITAS Shares that could be obtained by the Beneficiaries shall be increased accordingly.

(j)	In case of a free issue of financial instrument(s) other than CGG VERITAS Shares, the new number of CGG VERITAS Shares that could be allocated to each Beneficiary at the conclusion of the Allocation Period shall be determined as follows:

•	If the free subscription right is quoted, the new number of CGG VERITAS Shares that could be allocated to each Beneficiary at the conclusion of the Allocation Period shall be equal to the product of the number of CGG VERITAS Shares allocated prior to the beginning of the transaction and the following adjustment factor:

1 +	Value of the free subscription right Value of the CGG VERITAS Share after the free subscription right has been detached
For the calculation of this adjustment factor, the value of the subscription right and the value of the CGG VERITAS Share prior to detaching the free subscription right shall be determined based on the weighted average price of the first three trading sessions on the Eurolist market of Euronext after the free subscription right has been detached.
•	If the free subscription right is not quoted, the new number of CGG VERITAS Shares that could be allocated to each Beneficiary at the conclusion of the Allocation Period shall be equal to the product of the number of CGG VERITAS Shares allocated prior to the beginning of the transaction and the following adjustment factor:

1 +	Value of the allocated financial instrument(s) Value of the CGG VERITAS Share after the free subscription right has been
detached
For the calculation of this adjustment factor, the value of the financial instrument(s) allocated and the value of the CGG VERITAS Shares after the free subscription right has been detached shall be determined based on the weighted average of the prices of the first three trading sessions on the Eurolist market of Euronext after the free subscription right has been detached.
Absent a quotation of the financial instrument(s) allocated on a regulated market of Euronext Paris S.A., their value shall be determined as stated above, by reference to the main regulated or similar market on which it is (they are) quoted. Failing that, their value shall be determined by an internationally recognised expert designated by the Company, whose opinion shall not be subject to appeal.

Annexe 2
Example of free allocation of CGG VERITAS shares at the end of the
Allocation period (paragraph 3.2)
For a beneficiary fulfilling the presence condition set forth in paragraph 3.2.1 upon Final Allocation, belonging to the support services of the Services segment and having been allocated a maximum number of 150 CGG VERITAS shares on March 23, 2007, the rules governing the fulfilment of the performance conditions will apply as follows:
a)	Achievement of an annual consolidated average net earning per share of €8.60, for fiscal years ended on December 31, 2007 and on December 31, 2008 (the “Period”) corresponding to a maximum allocation of 75 CGG VERITAS Shares (see paragraphs 3.2.2.1 and 3.2.2.3).

The net earning as calculated over the Period:
-	equals or exceeds €8.60: 75 shares are allocated.

-	is less than €8.60 but exceeds €5.73 (corresponding to a fulfilment of the condition up to two-third — see paragraph 3.2.2.3) : the number of CGG VERITAS shares allocated is reduced and calculated on a linear scale decreasing from 100% to 50% and rounded up to the nearest whole number, i.e. the number of shares allocated on a final basis will range from 75 to 38. For example, if the net earning as calculated amounts to €7.00, then the number of shares definitively allocated shall be (75-38)/(8.60-5.73)x(7.00-5.73)+38, i.e. 55 shares will be allocated.

-	equals €5.73: 37 shares will be allocated.

-	is less than €5.73: no shares will be allocated.
b)	Achievement of an annual average operating income of U.S.$436 million (including Argas) over the Period, corresponding to a maximum allocation of 75 CGG VERITAS Shares (see paragraphs 3.2.2.1 and 3.2.2.3).

The operating income as calculated over the Period:
-	equals or exceeds U.S.$436 million: 75 shares are allocated.

-	is less than U.S.$436 million but exceeds U.S. $291 million (corresponding to a fulfilment of the condition up to two-third — see paragraph 3.2.2.3): the number of CGG VERITAS shares allocated is reduced and calculated on a linear scale decreasing from 100% to 50% and rounded up to the nearest whole number, i.e. the number of shares allocated on a final basis will range from 75 to 38. For example, if the operating income is U.S. $350 million then the number of shares definitively allocated shall be (75-38)/(436-291)x(350-291)+38, i.e. 54 shares.

-	equals to U.S.$291 million : 37 shares will be allocated.

-	is less than U.S. $291 million : no shares will be allocated.

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I — Definition of the stock option plan
French Company Law enables French companies to grant to all or part of their staff the right to subscribe to stock options.
The General Meeting dated May 11, 2006 authorized the Board of Directors to issue stock options.
The Company took advantage of this possibility to put in place a new plan.
A stock option provides the right, applicable only on request from the beneficiary, to subscribe to new shares, which are purchased at a predetermined price.
The Board of Directors of the Company designated you on March 23, 2007 as a beneficiary under this plan and you have already received a letter informing you of the number of stock-options offered to you and of the price at which you may subscribe them.
These regulations detail the various clauses, governing the stock option plan, as it concerns you.
II — The option price
The price of the option has been determined on the basis of the average opening market prices listed at the twenty sessions of Euronext Paris preceding March 23, 2007. After rounding, this amounts to € 151,98.
This unit price cannot be modified for the term of the validity of the options; it may only be adjusted, according to the law, if the Company were to proceed with financial operations affecting its capital. Adjustments affecting both the unit price and the number of shares under option will however have no effect on the overall value of the option for each beneficiary.
Beneficiaries will be informed in good time of the new subscription price and the new number of shares to which they are entitled to subscribe.
III — Vesting period and exercise period
III.1 – Vesting period
Options accrue rights by third every year during a three-year period starting from March 23, 2007. All rights will be accrued as of March 24, 2010.
The accrued rights are calculated for each ended 12-month period.
As an example, a beneficiary of an option giving right to acquire 1000 shares who would leave the Group in December 2007 will have no accrued rights and would not be entitled to acquire any stock. In December 2008, he would be able to acquire 333 shares, the remaining 667 options being expired.
III.2 – Duration of the options
Allocation of the options was decided by the Board of Directors of the Company on March 23, 2007, so beneficiaries will be able to exercise their options at any time up to and including March 23, 2015, subject to accrued rights.
Options are exercised in one or several occasions for the accrued part on request from the beneficiaries, who decide to do so in their own discretion, in function of their individual financial resources and movements of the market price of CGG share, however subject always to insiders rules.

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IV — Obligation to keep the stocks for French tax residents
IV.1 – Obligation to keep
During the first four years of the Plan, beneficiaries who are French tax residents are committed to keep under the registered form the shares they receive as a result of the exercise of their stock options, (such exercise cannot take place before March 24, 2008) from the acquisition date until March 23, 2011 included.
As an example, a beneficiary who exercises his option on March 23, 2009 would not be entitled to sell or transfer his shares to the bearer form before March 24, 2011. A beneficiary who exercises his option on March 24, 2011 would be free to sell the shares on the same day.
IV.2 – Exceptions
However, the above obligation for French tax residents to keep shares under the registered form until March 24, 2011 included will not apply in the following events:
➢	lay off or redundancy (corresponding to the French concept of “Licenciement Economique”);

➢	death;

➢	in the event of take over bid or public offer of exchange, the beneficiaries will not be obligated to keep the shares acquired before or during the take over.
V — Conditions of employment
The option, which is herein granted, is strictly linked to your status of employee of the Group.
Consequently, the accrued rights will be lost in case of departure from the Group except in the cases listed as “Exceptions” hereunder.
Beneficiaries shall be deemed to have lost the status of employee of CGG Veritas or an affiliate (a company in which CGG Veritas holds directly or indirectly at least 30% of the capital) on the date of termination of the service contract, i.e. at the end of the required notice period, regardless the cause or the author of the termination. Such beneficiaries will be able to exercise their accrued rights before the end of their notice period. If applicable, they will remain subject to the obligations to keep their shares set forth in paragraph IV.1.
Exceptions
If a beneficiary ceases to be employee of the Group for one of the following reasons, the options and the conditions of exercise will be treated as follows :
➢	Death: the heirs of a deceased beneficiary will be entitled to exercise all or part of the option within a six month period from the date of beneficiary’s death. At the end of this six month period, the option will expire.

➢	Lay off (French concept of “licenciement économique”): options may be exercised entirely at any time from the date of the lay off until March 23, 2015 without obligation to comply with the obligation to keep the shares.

➢	Retirement, early retirement (“pre retraite” as such term is construed under French Law): beneficiaries will continue to benefit from their options until May 10, 2014 but remain subject to all the terms and conditions of the plan such as but not limited to the vesting period and obligation to keep the shares.

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➢	Affiliate leaving the Group : the beneficiaries, employees of such affiliate, will continue to benefit from their options but remain subject to all the terms and conditions of the plan such as but not limited to the vesting period and accrual of rights or the obligation to keep the shares.
As mentioned above, only death and redundancy (lay off) will allow the exercise of the option without complying with the obligation to keep the shares; beneficiaries leaving the group for the other reasons listed above will have to comply with such obligation.
Furthermore, in the case of a beneficiary leaving the Group under a mutual arrangement with the employer, the Company may contemplate, on a case-by-case basis, maintaining the beneficiary’s right to the stock options. Such pursuance of the rights will follow the rules applicable for a retirement.
VI — Exercise of the option
VI.1 — In order to exercise an option, you should use the forms included in Exhibit 1 as follows:
1.	Request for the irrevocable exercise of options (Form N°1):
The original of this form (corresponding to an exercise of option financed by the beneficiary) must be sent to the Company, Corporate Legal Affairs at CGG Veritas, Tour Maine Montparnasse, BP 191, 33 avenue du Maine, 75755 Paris Cedex (Béatrice PLACE-FAGET/Corinne CHEVALLET), along with a check to the order of BNP PARIBAS Securities Services for the full subscription price.
2.	Request for the irrevocable exercise of options and sale (Form N°2)
This form (corresponding to an exercise of option financed directly on the proceeds of the sale of the shares issued as a result of such exercise and sold immediately afterwards) can be sent to the Company either at the address mentioned in paragraph 1, or by fax at the following number 33 1 64 47 34 29 or by e-mail at the following address beatrice.place-faget@cggveritas.com or corinne.chevallet@cggveritas.com .
3.	Authorization given by French tax residents to BNP-PARIBAS Securities Services to deduct from the sale proceeds an amount equal to the amount of the social security contributions (Form N°3)
This form shall be sent to the Company by French tax residents (at the address or fax or e-mail addresses indicated in paragraph 1 above) for any sale of shares resulting from the exercise of options before March 24, 2011 in the restricted cases enumerated in paragraph IV.2
4.	Letter to be executed by US tax residents (Form N°4)
All US tax residents shall include with the form for the exercise of their options the letter identified in Exhibit 1 as Form N°4.
5.	Undertaking to keep the shares under the registered form (Form N°5)
In the event the options are exercised before March 24, 2011 included, beneficiaries who are French tax residents shall include an undertaking to keep the stocks under the registered form with its exercise form.
VI.2 — Within eight days from the date of receipt of the all documents listed in VI.1 above, CGG Veritas will execute all formalities in order for you to acquire the status of CGG’ Veritas’ shareholder.

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The option shall be deemed to be exercised on the date of receipt by CGG Veritas of the complete file, provided however that conditions related to the Vesting Period and the Status of Employee are fulfilled.
Your shares will be issued as registered shares in your name. Shares will be registered in an account opened with the Bank entrusted with the management of the registered shares (BNP-PARIBAS).
VII — Suspension period
VII.1 — Conditions
CGG Veritas’ Board of Directors or, upon delegation from the Board, the Chairman and CEO may suspend for a period which shall not exceed three months, any exercise of option in case of:
–	Financial operation requiring a prior and strict knowledge of the number of CGG Veritas’ stocks.

–	Adjustment affecting the unit price as provided by French Company law.
VII.2 — Notice
Within five (5) days from the Suspension decision of the Board of Directors or of the Chairman and C.E.O., beneficiaries will be informed by internal memorandum and/or by e-mail, general or individual:
–	that a Suspension period has been instituted in accordance with point VII.1 above;

–	the duration of the Suspension.
If applicable, beneficiaries will be informed of the new subscription price and new number of stock to which they are entitled to subscribe.
VII.3 — Transitory Period
To the extent possible, the beneficiaries will be allowed a reasonable time period between the receipt of the above-mentioned notice and the entry into effect of the suspension period during which they may exercise their options, in whole or in part.
Each beneficiary hereby expressly acknowledges that the allowed time period, if any, may be extremely reduced if so required by the envisaged financial operations.
At the end of this transitory period, Beneficiaries shall not be entitled to exercise their options until expiry of the Suspension Period.
VII.4 — Confidentiality
Beneficiaries undertake not to divulge any information related to the Suspension and the cause thereof.
VIII — Listing of new shares
New CGG Veritas shares acquired under the stock option plan are freely transferable at any time, except where the obligation to keep applies in accordance with paragraph IV above.
However, there is no right to dividend with respect to profit from the previous financial year. For this reason, two cases may be envisaged during the year of exercise:

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VIII.1 — The shares acquired are assimilated to existing shares
From the date on which dividend is paid or the date of the Annual Ordinary Meeting of Stockholders, until 31 December of that year, the new shares will be listed on the regular line of Eurolist of the Eurolist by Euronext at the same rate as existing shares (ISIN : FR0000120164).
VIII.2 — The shares acquired are not assimilated to existing shares
From 1 January until the date on which dividend is paid or, if no dividend is paid, until the date of the Annual Ordinary Meeting of shareholders, the new shares will not be listed at the same rate as existing shares, but on a separate line (separate index). After the date on which dividend is paid or, if no dividend is paid, after the date of the Annual Ordinary Meeting of Shareholders, the shares will be transferred to the regular line (ISIN : FR0000120164) and assimilated to existing shares.
For example: The last Annual Ordinary Meeting of shareholders took place on May 11, 2006. All shares acquired by the exercise of stock options between January 1, 2006 and May 11, 2006 were listed on a separate line until May 11, 2006, at which date they were transferred to Index 0000120164 and assimilated to existing shares. On the other hand, shares acquired by the exercise of stock options between May 11, 2006 and December 31, 2006 were listed directly on the 0000120164 line.
Finally, it should be noted that non-assimilated new shares usually have a below par rating compared with shares sold on the 0000120164 line (this is on account of low trading levels even when no dividend is due from the preceding financial year).
IX — Order for sale
The order for (i) simply transferring the shares from registered form to bearer form for a later sale (Exhibit 2 – Form N°1) or (ii) for transferring the shares from registered form to bearer form for immediate sale (Exhibit 2 – Form N°2) shall be sent to:
(i)	the Company (at the postal address or fax number of e-mail address indicated in paragraph 1.4.2. in the event of such an order being given before March 23, 2011 included,

(ii)	directly to the Bank at the following fax number 33 1 55 77 95 33. after March 24, 2011.
In addition to indicating the number of shares to be sold, certain details may be given to the Bank concerning the order for sale on the stock market:
–	order at best. This order bears no instructions. It is carried out at the opening of the next trading day of Euronext Paris (which is generally when the greatest number of stocks are exchanged).
–	order at a minimum price of. This order sets a minimum rate at which the seller agrees to transfer his stocks. It will therefore be carried out only if the listed rate is equal or superior to this minimum. CGG shares are listed continuously and there may be fairly substantial differences between the rates applied to various transactions carried out during the same session. Limited orders tend therefore to be more reliable than discretionary orders. Such order shall remain valid until the end of the calendar month and shall thereafter be renewed for the next month.

 9
X — The financial advantages of the stock option plan
In being associated with the expansion of the Group and the evolution of the CGG share market price, beneficiaries who exercise their options can make profits in two ways when selling the stocks:
–	gain on the purchase price equal to the difference between the price listed on the Stock Exchange the day the option is actually exercised and the subscription price of the option, and ;
–	gain on the sale price equal to the difference between the price at which the stocks are sold and the price listed on the Stock Exchange the day the option is exercised.
Examples

Hypothesis
(On the basis of a subscription price of €151.98)
Stock subscription price (a)	€151.98
Value on the Stock market of the CGG Stock on the date of option exercise (b)	€170
Gain on the purchase price (b — a)	€18.02
Sale price (c)	€185
Gain on the sale price (c — b)	€15
XI — Taxation of the advantages
The summary hereunder applies only to French tax residents who, as such, are subject to French Tax legislation. General information may be provided to other residents, upon request, on the relevant foreign tax rules. However, foreign beneficiaries should revert to their tax advisor.
XI.1 — Taxation on gains on the purchase price
Taxation on gains on the purchase price varies depending on whether or not the beneficiary sells his shares before the end of a four-year period starting from the date of allocation of the option, i.e. from March 23, 2007 to March 23, 2011 included and depending on the time period during which the beneficiary continues to hold the shares.
It should be noted that if the shares are transferred from registered shares to bearer shares, they are considered as sold.
• Failure to comply with the fiscal four-year period (in practice, pursuant to the obligation to keep the shares imposed on each beneficiary by section IV, sale of shares during this four-year period is only allowed in the cases specified in section IV.2).
In this case, the gain on the purchase price is considered as additional salary and as such is subject to income tax. The gain is added to the revenues for the year during which the stocks are sold and not for the year in which the option is exercised. However, after deductions applicable to salaries, tax is spread according to the “quotient” system so as to take into account the length of time for which the options have been held.
Furthermore, in this case, the gain on the purchase price will also be subject to all French social security contributions (i.e. about 25%).

 10
It is again noted that if, during the fiscal four-year period, the acquired shares are simply transferred from registered shares to bearer shares, without being sold the gain is likewise subject to income tax and social security contributions.
Exceptions:
As an exception, tax exemption on the gain on the purchase price applies if the shares are sold or transferred from registered shares to bearer shares before the expiry of the fiscal four-year period in the following cases:
–	dismissal

–	retirement imposed by the employer

In the above two cases, the options must have been acquired by the beneficiary at least 3 months before date of the event in question.

–	invalidity corresponding to classification in the second or third category defined in Article 310 of the French “Code de la Sécurité Sociale”.

–	death.
• Compliance with the fiscal four-year period and of the two-year period of holding
➢	The gain on the purchase price, up to 152 500€, is taxed at the rate of 30% plus 11% with respect to social contributions (i.e. 41%).

➢	The gain on the purchase price above 152 500€ is taxed at the rate of 40% plus 11% for social contributions (i.e. 51%).
The beneficiary may always decide, at his sole discretion, to be taxed on the basis of income tax.
This tax treatment may be optimized if the beneficiary keeps the shares acquired during a two-year period, i.e. if he does not sell them before a two-year period from the date of acquisition.
➢	In that case, the gain on the purchase price up to €152 500 will be taxed at the rate of 16% plus 11% for social contributions i.e. 26%.

➢	The part of the gain exceeding €152 500 will be taxed at the rate of 30% plus 11% for social contributions (i.e. 41%).
This specific rule will apply only if the shares have been kept under the registered form during at least a two-year period. This two-year period is to be computed from the end of the fiscal four-year period.
In consequence thereof, if the stocks were subscribed 1 year before the end of the fiscal period, a beneficiary must hold the stocks during a three-year period if he wants to optimize the taxation.
The above taxation will apply only if the total value of sales (including shares’ sales unrelated to the present stock option plan) made by the beneficiary during the year of the sale exceeds the threshold determined on an annual basis by the French Tax authorities (€20 000 for fiscal 2007).
The beneficiary may always decide, at his sole option, to be taxed on the basis of income tax.
XI.2 — Taxation on gains made on the sale of stocks
The gain made on the sale of shares is taxed at the regular rate for capital gains. The tax rate is therefore 16.% (for fiscal 2007) plus around 11% with respect to social security contributions, if the total value of sales (including shares’ sales unrelated to the present stock option plan) made by the beneficiary during the year of the sale or transfer exceeds the threshold determined on an annual basis by the taxation authorities (€20 000 for fiscal 2007).

 11
XI.3- Declaration commitments
Company’s obligations
Each year, the Company has to provide tax authorities with a certificate including the name of beneficiaries who have exercised options during the preceding year, the dates of the exercise, the number of shares acquired and the subscription price.
Each year until the expiry of the four-year tax period during which shares are sold or transferred from registered shares to bearer shares, the Company has to declare, dates of sale or of transfer to bearer shares, date of attribution and the date of the option exercise, the number of shares, the subscription price and the price listed on the Stock Exchange the day the option is exercised.
Beneficiary’s obligation
The year during which the option is exercised, the beneficiary shall append to his tax declaration the statement that will be communicated to him by the Bank.
The year during which the stocks are sold or are transferred from registered stocks to bearer stocks before the expiry of the four-year tax period, the beneficiary will state on his tax declaration :
–	the difference between the share market price on the day the option is exercised and the subscription price,

–	the gain made on the sale of shares, equal to the difference between the price at which the shares are sold and the market price of the share on the day the option is exercised, only if the total annual value of stocks sales (including shares’ sales unrelated to the present stock option plan) exceeds the annual threshold determined by the taxation authorities (€20 000 for fiscal 2007).
*
* *

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EXHIBITS

EXHIBIT N°1
FORMS FOR THE EXERCISE OF STOCK-OPTIONS
Form N°1 : Request for the irrevocable exercise of stock-options
Form N°2 : Request for the irrevocable exercise of stock-options and sale
Form N°3 : Authorization given to BNP-PARIBAS Securities Services to deduct from the sale proceeds an amount equal to the amount of the social security contributions (French tax residents)
Form N°4 : Letter to be executed by US tax residents
Form N°5 : Undertaking to keep the shares under the registered form

EXHIBIT N°2
FORMS FOR THE TRANSFER OF THE SHARES TO BEARER FORM AND SALE
Form N°1 : Request for the transfer of the shares to bearer form
Form N°2 : Request for the transfer of the shares to bearer form for immediate sale